SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Initial Filing)*


                           BENTLEYCAPITALCORP.COM INC.
                           ---------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                  -------------------------------------------
                         (Title of Class of Securities)

                                   08265Q 10 5
                                 --------------
                                 (CUSIP Number)

                                Edward Alexander
                          Proton Laboratorie-s, L.L.C.
                           1150 Marina Village Parkway
                                    Suite 103
                               Alameda, CA  94501
                                 (510) 865-6412
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 3, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D

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CUSIP No. 08265Q 10 5                    13D                         Page 2 of 4
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(1)  NAME OF REPORTING PERSON - I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

               Edward Alexander
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY
--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*
               OO
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [x]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     (7)     SOLE VOTING POWER               1,750,000

     (8)     SHARED VOTING POWER                     0

     (9)     SOLE DISPOSITIVE POWER          1,750,000

     (10)    SHARED DISPOSITIVE POWER                0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,750,000
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               77.77%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
               IN

================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D

---------------------                                                -----------
CUSIP No. 08265Q 10 5                    13D                         Page 3 of 4
---------------------                                                -----------

ITEM 1.  SECURITY AND ISSUER.

The title and class of securities to which this Schedule 13D relates is the shares of common stock, par value $0.0001 per share, of BentleyCapitalCorp.com Inc., a Washington corporation (the "Issuer"). The address of the principal executive office of the Issuer is 5076 Angus Drive, Vancouver, British Columbia, Canada V6M 3M5.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  The name of the Reporting Persons is Edward Alexander.

     (b) Mr. Alexander's principal business address is 1150 Marina Village Parkway, Suite 103, Alameda, CA 94501.

     (c)  Mr. Alexander is a private investor.

     (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

     (e) On February 25, 2002, in an Administrative Proceeding, the Securities and Exchange Commission issued a Cease-and Desist Order finding that Mr. Alexander committed or caused violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder by issuing publicly statements which he knew or was reckless in not knowing were false and misleading at the time they were made, and ordering Mr. Alexander to cease and desist from committing or causing any violation and any future violation of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Mr. Alexander cooperated fully with the SEC in its investigation. Although the contents to the News Release was not actually written by Mr. Alexander, he was held responsible for not personally reviewing and confirming the accuracy of the News Release prior to its dissemination. In the past five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Alexander is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 3, 2002, Michael Kirsh, the majority shareholder of the Issuer, entered into a Stock Purchase Agreement with Alexander pursuant to which Alexander acquired 1,500,000 shares owned by Mr. Kirsh. In addition, Alexander acquired 250,000 shares owned by a minority shareholder, Brian Gruson. The total consideration paid by Alexander for the shares was $170,000. Alexander borrowed money from several individuals to purchase the Bentley shares, as follows:

        LENDER:              AMOUNT:
        -------              -------
        Thomas Dizon         $  40,000
        A.J. Moraes          $  40,000
        Jean Wang            $  90,000

                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D

---------------------                                                -----------
CUSIP No. 08265Q 10 5                    13D                         Page 4 of 4
---------------------                                                -----------

Each loan accrues interest at 7% per annum, and matures on December 31, 2002.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of the acquisition of a controlling interest in the Issuer by Mr. Alexander is to facilitate the acquisition by the Issuer of Proton Laboratorie-s LLC, of which Mr. Alexander is the majority owner. Proton Laboratorie-s, its owners, and Alexander will enter into an Agreement and Plan of Reorganization pursuant to which Proton Laboratorie-s will merge with Bentley's wholly-owned subsidiary, VWO I Inc. Proton Laboratorie-s' owners will exchange 100% of Proton Laboratorie-s for shares in Bentley and such other consideration that may be agreed to by the parties. The Stock Purchase Agreement and Agreement and Plan of Reorganization are part of a single integrated plan on the part of Alexander to acquire control over Bentley in connection with Bentley' s acquisition of Proton Laboratorie-s. As part of the merger, Mr. Kirsh will resign as the Issuer's sole officer and director. The reverse acquisition is intended to result in Proton Laboratorie-s' owners receiving a controlling interest in the Issuer and new directors and officers being appointed.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Mr. Alexander owns 1,750,000 shares of common stock of the Issuer, or 77.77% of the issued and outstanding common stock of the Issuer. He will have sole power to vote and dispose of the 1,750,000 shares of common stock until consummation of the Agreement and Plan of Reorganization.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the Agreement and Plan of Reorganization, the limited liability company interests of Proton
Laboratorie-s will be converted into shares of the Issuer, and the shares Mr. Alexander acquired under the Stock Purchase Agreement will be cancelled.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number     Name
-------    ----

  1.1 Stock Purchase Agreement by and between Michael Kirsh and Edward Alexander dated June 3, 2002



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 25, 2002


          /s/
-----------------------------------
Edward Alexander


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